Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 333-295380

The following communication was first made available on June 25, 2026.

XTEND Surpasses $12 Million in Cumulative Defense Orders with $3 Million Follow-On Order Across Two Autonomous System Programs

Follow-On Order Builds on Separate $9 Million Defense Order Announced June 23, 2026, Demonstrates Breadth of XTEND’s Defense Relationships

Additional Procurement Reinforces XTEND’s Ecosystem-Driven Growth Strategy

TAMPA, Fla. and Palm Beach, Fla, June 25, 2026 – JFB Construction Holdings (Nasdaq: JFB) announced that XTEND AI Robotics (the “Company”), a leader in AI-powered autonomous robotics and operating systems, has secured a $3 million follow-on order from an existing defense customer for advanced operational capabilities supporting one of the Company’s largest autonomous system deployments to date. The order is separate from, and came one day after, the Company’s $9 million defense order announced on June 23, 2026. Together they bring XTEND’s announced defense procurement to more than $12 million across two distinct customer programs within 24 hours, reflecting the growing breadth and depth of the Company’s defense relationships.

“More than $12 million in defense orders announced across two separate customer programs in a single day reflects exactly how we have built this business,” said Aviv Shapira, Co-Founder and Chief Executive Officer of XTEND. “This follow-on order specifically reinforces an important aspect of our long-term growth strategy. As customers move from initial deployment to sustained operational use, they continue to adopt additional capabilities that enhance mission effectiveness and expand the value of their existing fleets. We believe this dynamic strengthens customer relationships, creates recurring growth opportunities, and reinforces the strategic value of the XTEND ecosystem.”

The $3 million order builds on prior platform deliveries to the same customer, reflecting how operational programs can scale beyond initial acquisitions as mission requirements evolve. Unlike the $9 million Middle East program announced previously, which funds expansion of autonomous multi-drone operations for a separate defense customer, this order supports a distinct large-scale autonomous systems program, expanding the operational capabilities available within that deployment and further demonstrating XTEND’s ability to generate revenue beyond initial platform sales through the continued adoption of mission-enhancing technologies.

Powered by the XOS operating system, XTEND’s solutions enable operators to deploy, supervise, and manage autonomous robotic systems across complex missions while maintaining human oversight. The Company’s software-first architecture supports a growing ecosystem of robotic platforms, applications, and mission capabilities designed to evolve alongside customer operational requirements.

+++++

To sign up to receive press releases in real time, please visit ir.xtend.me.

+++

As announced on February 17, 2026, JFB Construction Holdings (Nasdaq: JFB) and XTEND entered into a definitive agreement to combine with XTEND in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines, American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on a U.S. national securities exchange under the ticker symbol “XTND.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Xtend’s backlog, sales pipeline, revenue projections, and business outlook. Such statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those described. Xtend undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. For a discussion of the risks and uncertainties that could cause actual results to differ materially, please refer to Xtend’s filings with the U.S. Securities and Exchange Commission.

About Xtend

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. states. For more information, visit the company’s SEC filings at www.sec.gov.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, NewCo and JFB filed a registration statement on Form S-4. Investors and security holders are urged to read the information statement/prospectus or registration statement and any other documents filed with the SEC carefully and in their entirety when they become available. Copies of the documents filed with the SEC by JFB will be available free of charge at www.sec.gov.

JFB Construction Holdings Contact:

CORE IR Mike Mason 516-222-2560 investors@jfbconstruction.net

XTEND Media Contact:

Headline Media Sarah Small 929-255-1449 sarah@headline.media

XTEND Investor Relations:

MZ North America Shannon Devine 203-741-8811 XTND@mzgroup.us